1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sheila Stout

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	Please confirm supplementally whether the Company intends to have a fixed distribution policy or enter into any agreement under which the Adviser or an affiliate thereof would agree to waive fees and/or expenses for purposes of maintaining a fixed distribution rate. If the Company intends to have such a fixed distribution policy or enter into such an agreement, include disclosure on the cover page of the Prospectus that all or a portion of any waived expenses are subject to recoupment.

If the amounts waived or reimbursed are subject to recoupment, include disclosure stating that any such recoupment will not be permitted at a time when the distribution rate is lower than it was at the time of the waiver.

United States Securities and Exchange Commission July 21, 2014 Page 2

Response: The Company does not intend to implement a fixed distribution policy. The Company supplementally confirms that it is aware of the Staff’s position outlined above in the event that the Company adopts a fixed distribution policy or enters into any agreement which would require the Adviser or an affiliate to waive fees and/or expenses for purposes of maintaining a fixed distribution rate.

Fee Table

2.	Please revise footnote 8 consistent with the Expense Limitation Agreement to state that “other expenditures which are capitalized in accordance with generally accepted accounting principles” are excluded from the category of “Other Expenses” subject to the Expense Limitation Agreement.

Response: The Company has revised its disclosure as requested.

3.	Please confirm whether offering expenses are excluded from “Other Expenses” subject to the Expense Limitation Agreement and, if not, whether offering expenses incurred by the Adviser or an affiliate on behalf of the Company would be subject to recoupment.

Response: The Company hereby confirms that offering expenses are not subject to the Expense Limitation Agreement and therefore would not be subject to recoupment under the terms of the Expense Limitation Agreement.

Discussion of Operating Plans

4.	Please confirm the changes in the stated amounts of organizational and offering costs as compared to the Company’s initial registration statement.

Response: The Company hereby confirms the organizational and offering costs incurred through May 31, 2014 are stated correctly in Pre-Effective Amendment No. 1.

Financial Statements

5.	In the Financial Statements, please explain the treatment of organizational and offering expenses and confirm and explain how the full amount of organizational and offering expenses is reflected in the financial statements.

Response: The organizational and offering expenses reflected in the Company’s financial statements reflect amounts previously paid by the Adviser on behalf of the

United States Securities and Exchange Commission July 21, 2014 Page 3

Company. As stated in Note 2 to the Company’s financial statements, and consistent with the Investment Advisory Agreement, the amount of organizational and offering costs to be paid by the Company are limited to 1% of the total proceeds raised in the offering. To the extent the Adviser incurs, on behalf of the Company, organizational and offering expenses in excess of 1% of the total proceeds raised in the offering, the Adviser will not be able to seek reimbursement for such expenses.

6.	The Statement of Changes in Net Assets shows “in-kind capital contributions in lieu of expenses paid on behalf of the Company.” Please explain this line item and the accounting treatment.

Response: The Company has revised this line item to “Expenses paid on behalf of the Company by the Adviser.” This reflects amounts incurred by the Company and paid by the Adviser to cover organizational and offering expenses on behalf of the Company. Consistent with the Investment Advisory Agreement, the amount of organizational and offering costs to be paid by the Company are limited to 1% of the total proceeds raised in the offering. To the extent the Adviser incurs, on behalf of the Company, organizational and offering expenses in excess of 1% of the total proceeds raised in the offering, the Adviser will not be able to seek reimbursement for such expenses.

7.	Please explain the 1% limit on organizational and offering expenses in the Advisory Agreement and reflected in the Company’s disclosure and how this limitation works together with the recoupment provisions under the Expense Limitation Agreement and the discussion noted in Comment 6 regarding in-kind capital contributions. In addition, please state whether the Adviser may recoup organizational and offering expenses to the extent that such expenses exceed 1% of the offering proceeds.

Response: The Adviser may not recoup organizational and offering expenses to the extent that such expenses exceed 1% of the offering proceeds. The amount ultimately reimbursed to the Adviser for organizational and offering costs will depend on the amount of offering proceeds. To the extent that 1% of the offering proceeds is insufficient to cover the organization and offering costs incurred by the Adviser, the Adviser will not be reimbursed for such costs. Further, the Adviser would not be able to recoup organizational and offering expenses incurred on behalf of the Company through any other mechanism, such the recoupment provisions under the Expense Limitation Agreement.

In addition to including disclosure in the Registration Statement on this point, the Company notes that Note 2 to the Financial Statements states:

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Currently, the amount of organization and offering costs exceeds 1% of total proceeds raised. To the extent the Company is unable to raise sufficient capital such that the expenses paid by the Advisor on behalf of the Company are more than 1% of total proceeds at the end of the Offering, the Advisor will forfeit the right to reimbursement of these costs. (emphasis added).

Additionally, the Company has added disclosure to Note 3 to the Financial Statements to add further clarification on this point.

8.	Please explain why there is no liability in the financial statements related to the 1% of organizational and offering expenses which would be payable by the Company in connection with the private placement referenced in the subsequent events in Note 6 to the Financial Statements.

Response: There is no liability in the financial statements related to the 1% of organizational and offering expenses which would be payable by the Company in connection with the private placement referenced in the subsequent events in Note 6 to the Financial Statements because as of the date of the Financial Statements, the subscription agreement for the private placement had not been entered into.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc:	Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.